EXHIBIT 99.1

Golar signs Heads of Agreement for the development of a Floating Liquefaction export project in Cameroon

HAMILTON, Bermuda, Dec. 24, 2014 (GLOBE NEWSWIRE) -- Golar LNG Ltd ("Golar") today announced the signing of a Heads of Agreement (the "HOA") with Societe Nationale de Hydrocarbures ("SNH") and Perenco Cameroon ("Perenco") for the development of a floating liquefied natural gas export project (the "Project") located 20km off the coast of Cameroon and utilizing Golar's floating liquefaction technology (GoFLNG).

The HOA is premised on the allocation of 500 bcf of natural gas reserves from offshore Kribi fields, which will be exported to global markets via the GoFLNG facility Golar HIlli, now under construction at the Keppel Shipyard in Singapore.

Golar will provide the liquefaction facilities and services under a tolling agreement to SNH and Perenco as owners of the upstream joint venture who also intend to produce LPG's for the local market in association with the Project.   It is anticipated that the allocated reserves will be produced at the rate of some 1.2 million tonnes of LNG per annum over an approximate eight year period.

It is expected that during the first half of 2015 definitive commercial agreements will be executed and necessary licenses and approvals secured for the production, liquefaction, and export of the reserves, and that production will commence in the first half of 2017.   The Project will be the first floating LNG export project in Africa and will see Cameroon joining the small number of LNG exporting nations.

Golar is one of the world's largest independent owners and operators of LNG carriers with over 40 years of industry experience. Golar's innovation delivered the world's first Floating Storage and Regasification Units (FSRU) based on the conversion of existing LNG carriers. The project in Cameroon now demonstrates Golar's latest strategic move to extend its business model further upstream by deploying its floating liquefaction technology (GoFLNG). The objective is to become the industry's leading integrated midstream LNG services provider, supporting resource owners, gas producers and gas consumers.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management's current expectations, estimates and projections about its operations.  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements.  Words such as "may," "could," "should," "would," "expect," "plan," "anticipate," "intend," "forecast," "believe," "estimate," "predict," "propose," "potential," "continue," or the negative of these terms and similar expressions are intended to identify such forward-looking statements.  These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:  changes in LNG, FSRU and FLNGV market trends, including charter rates, ship values and technological advancements; changes in the supply and demand for LNG; changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs; and FLNGVs; changes in Golar's ability to retrofit vessels as FSRUs and FLNGVs, Golar's ability to obtain financing for such retrofitting on acceptable terms or at all and the timing of the delivery and acceptance of such retrofitted vessels; increases in costs; changes in the availability of vessels to purchase, the time it takes to construct new vessels, or the vessels' useful lives; changes in the ability of Golar to obtain additional financing; changes in Golar's relationships with major chartering parties; changes in Golar's ability to sell vessels to Golar LNG Partners LP; Golar's ability to integrate and realize the benefits of acquisitions; changes in rules and regulations applicable to LNG carriers, FSRUs and FLNGVs; changes in domestic and international political conditions, particularly where Golar operates; as well as other factors discussed in Golar's most recent Form 20-F filed with the Securities and Exchange Commission.  Unpredictable or unknown factors also could have material adverse effects on forward-looking statements.

Hamilton, Bermuda

December 24, 2014

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan